Exhibit (a)(1)(I)

STATE AUTO FINANCIAL ACQUISITION CORPORATION

980 North Michigan Avenue

Chicago, Illinois 60611

(312) 214-3566

August 21, 2003

VIA TELECOPY AND FEDERAL EXPRESS

Board of Directors

State Auto Financial Corporation

518 East Broad Street

Columbus, Ohio 43215-3976

Board of Directors

State Automobile Mutual Insurance Company

518 East Broad Street

Columbus, Ohio 43215-3976

Attention: Mr. Robert H. Moone, Chairman and CEO

Gentlemen:

As you are (or should be aware), State Auto Financial Acquisition Corporation (“Purchaser”) and I have filed a lawsuit against State Auto Financial Corporation (“STFC”), State Automobile Mutual Insurance Company (“State Auto Mutual”) and the members of their respective Board of Directors, regarding Purchaser’s present tender offer for 8 million STFC common shares at $32.00 per share (subject to various terms and conditions). That lawsuit seeks various forms of declaratory and injunctive relief.

Purchaser and I have no desire to engage in litigation unless we are forced to do so. I hope that pursuit of that lawsuit will prove to be unnecessary, which will be the case if STFC, State Auto Mutual and their respective Boards conduct themselves properly and appropriately in connection with the tender offer. In an effort to eliminate or at least minimize the scope and extent of any litigation, Purchaser and I request that STFC and State Auto Mutual, through their Boards of Directors, take the following actions:

•	Pass a resolution stating that neither STFC nor State Auto Mutual will make any statement regarding the tender offer other than STFC’s filing of its required SEC Rule 14e-9 statement;

•	Engage the services of financial advisors and legal counsel who have no prior history with STFC that might prevent them from furnishing STFC’s and State Auto Mutual’s respective Boards with truly independent analyses and evaluation of the Tender Offer or any transaction attendant thereto;

•	Pass an appropriate resolution that STFC funds will not be used for the purpose of opposing the tender offer;

•	Resolve to refrain from filing any legal action alleging that the tender offer materials disseminated by Purchaser fail to comply with federal or state law unless I have first been apprised of STFC’s and State Auto Mutual’s position in that regard, and have either had the opportunity to address STFC’s and State Auto Mutual’s position, or have communicated my disagreement with the position taken by STFC and State Auto Mutual; and

•	Call a meeting of the STFC stockholders in conformity with Ohio Revised Code §1701.831.

I hope and expect that STFC and State Auto Mutual will, through their respective Boards, give due consideration to these requests, and will abandon the course of lack of consideration of minority stockholder interests and non-communication that have characterized their responses to my prior proposals (which necessitated the filing of Purchaser’s and my lawsuit). However, if Purchaser and I have not received a favorable response to this letter by the close of business on Friday, August 22, 2003, we will assume that STFC, State Auto Mutual and their respective Boards are unwilling to conduct themselves in a manner that would cause litigation to be unnecessary, and we will proceed accordingly.

Very truly yours,

STATE AUTO FINANCIAL ACQUISITION CORPORATION

By:	/s/ GREGORY M. SHEPARD

Gregory M. Shepard Chairman, President and Secretary